UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 1

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                            AmeriVest Properties Inc.
                            -------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    03071L101
                                    ---------
                      (CUSIP Number of Class of Securities)

                            North Star Partners, L.P.
                              274 Riverside Avenue
                               Westport, CT 06880
                         Attention: Mr. Andrew R. Jones
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 8, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                         (continued on following pages)

CUSIP No. 03071L101                 13D/A                     Page 2 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS  North Star Partners, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3863788

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         803,371 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         803,371 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     803,371 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.3% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D/A                     Page 3 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS  North Star Partners II, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 61-1467034

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         686,901 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         686,901 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     686,901 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D/A                     Page 4 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS  Circle T Explorer Master Limited

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 02-0744122

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         74,850 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         74,850 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     74,850 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 03071L101                 13D/A                     Page 5 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS  NS Advisors, LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 03-0439233

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CONNECTICUT

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,565,122 shares(1) (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,565,122 shares(1) (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,565,122 shares(1) (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) NS Advisors, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P. and Circle T Explorer Master Limited, by virtue of its position as general partner of each of North Star Partners, L.P. and North Star Partners II, L.P. and Portfolio Manager of Circle T Explorer Master Limited.

CUSIP No. 03071L101                 13D/A                     Page 6 of 12 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS  Andrew R. Jones

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,565,122 shares(1) (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,565,122 shares(1) (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,565,122 shares(1) (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Andrew R. Jones holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star Partners II, L.P. and Circle T Explorer Master Limited by virtue of his position as sole manager of NS Advisors, LLC.

                                 SCHEDULE 13D/A

                                INTRODUCTORY NOTE

         This statement (this "Statement") amends the Schedule 13D originally filed by North Star Partners, L.P. ("North Star"), North Star Partners II, L.P. ("North Star II"), NS Offshore, Ltd. ("Offshore"), Circle T Explorer Master Limited ("Explorer"), NS Advisors, LLC ("Advisors") and Andrew R. Jones ("Jones") on September 12, 2005 (the "Original 13D"). Since the date of filing of the Original 13D, Offshore has been wound up and dissolved and the shares of common stock, $.001 par value (the "Common Stock") of AmeriVest Properties Inc., a Maryland corporation (the "Issuer"), previously beneficially owned by Offshore have been transferred to North Star. North Star, North Star II, Advisors, Circle T and Jones are jointly filing this Statement to remove Offshore from the Original 13D. Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         THE RESPONSE TO ITEM 2 OF THE ORIGINAL 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         (a), (b), (c) and (f). This Schedule 13D is filed by North Star Partners, L.P. ("North Star"), North Star Partners II, L.P. ("North Star II"), Circle T Explorer Master Limited ("Explorer"), NS Advisors, LLC ("Advisors", and together with North Star, North Star II and Explorer, the "North Star Group"), which are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), and Mr. Andrew R. Jones, an individual ("Mr. Jones").

         Advisors, a Connecticut limited liability company, is the general partner of North Star and North Star II, private investment companies organized as limited partnerships under the laws of the State of Delaware. Advisors is also the Portfolio Manager of Explorer. Explorer is a Bermuda Corporation. Mr. Jones is the sole managing member of Advisors. Mr. Jones is a citizen of the United States of America.

         The business address of Mr. Jones and each of the entities in the North Star Group (except for Explorer) is 274 Riverside Avenue, Westport, Connecticut 06880. The business address for Explorer is c/o Codan Services Limited, Clarendon House, 2 Church Street, Hamilton, HM11 Bermuda.

         (d) and (e). During the last five years, neither Mr. Jones, nor any of the entities comprising the North Star Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         THE RESPONSE TO ITEM 3 OF THE ORIGINAL 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         Each of the entities comprising the North Star Group made its most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:

Name            Date of Purchase      Number of Shares    Consideration Paid

North Star*       December 30, 2005        48,374             $200,848.85
North Star II*    December 30, 2005         6,126              $25,435.15
Explorer*         December 30, 2005         7,500              $31,140.00

* Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

Such shares of Common Stock were paid for from the working capital of each entity in the North Star Group who directly beneficially owns Common Stock. Other than Advisors, which manages the North Star Group, each entity in the North Star Group maintains a separate investment fund, consisting of capital contributions from its respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 4.  PURPOSES OF TRANSACTION.

         THE RESPONSE TO ITEM 4 OF THE ORIGINAL 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING PARAGRAPH TO THE END OF SUCH DISCLOSURE:

         The North Star Group continues to believe that the Company is too small to operate efficiently. The recent announcements regarding property sales strengthens our belief that there is value in the real estate holdings that is not being reflected in the current share price. The North Star Group strongly believes that shareholder value would be maximized by putting the remaining properties up for sale and distributing the sale proceeds to shareholders as soon as practicable. We urge the board of Trustees to pursue such a plan immediately.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

         THE RESPONSE TO ITEM 5 OF THE ORIGINAL 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

         (a) - (c) As of January 9, 2006, the North Star Group beneficially owned in the aggregate, 1,565,122 shares of Common Stock, constituting approximately 6.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 24,111,000 shares outstanding on October 31, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended September 30, 2005 filed with the Commission on November 4, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the North Star Group members listed:

    NAME                     NUMBER OF             APPROXIMATE
    ----                     SHARES                PERCENTAGE OF
                             ---------             OUTSTANDING SHARES
                                                   ------------------

    North Star*              803,371               3.3%
    North Star II*           686,901               2.8%
    Explorer*                74,850                0.3%

         * Advisors and Mr. Jones each has an indirect beneficial ownership interest in these shares of Common Stock.

         Advisors is the sole general partner of North Star and North Star II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that North Star and North Star II beneficially own. Advisors, as the sole general partner of North Star and North Star II, has the sole power to direct the voting and disposition of the shares of Common Stock that North Star and North Star II beneficially own.

         Advisors is the Portfolio Manager of Explorer and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Explorer beneficially owns. Advisors, as the Portfolio Manager of Explorer, has the sole power to direct the voting and disposition of the shares of Common Stock that Explorer beneficially owns.

         Mr. Jones is the sole manager of Advisors and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Advisors may be deemed to beneficially own. Mr. Jones, as sole manager of Advisors, has the sole power to direct the voting and disposition of the shares of Common Stock that Advisors may be deemed to beneficially own.

         Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this 13D for each of the members of the North Star Group assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,565,122 shares of Common Stock, constituting approximately 6.5 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 24,111,000 shares outstanding on October 31, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended September 30, 2005 filed with the Commission on November 4, 2005).

         The filing of this Schedule 13D and the inclusion of information herein with respect to Mr. Jones, shall not be considered an admission that Mr. Jones, for the purpose of Section 13(d) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

         To the knowledge of the North Star Group, except as described herein, none of the North Star Group, any person in control (ultimately or otherwise) of the North Star Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and except as set forth in the table below, there have been no transactions in shares of Common Stock effected during the past 60 days by the North Star Group, any person in control of the North Star Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the North Star Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the North Star Group; and the North Star Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The North Star Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name                Date                    Number of Shares   Price Per Share
----                ----                    ----------------   ---------------
North Star          November 9, 2005        10,531             $3.99

Name                Date                    Number of Shares   Price Per Share
----                ----                    ----------------   ---------------
North Star          November 10, 2005       8,962              $3.99
North Star          November 28, 2005       1,115              $4.00
North Star          November 30, 2005       1,249              $4.00
North Star          December 1, 2005        2,208              $4.00
North Star          December 8, 2005        6,669              $4.00
North Star          December 30, 2005       48,374             $4.15

North Star II       November 9, 2005        2,469              $3.99
North Star II       November 9, 2005        8,200              $3.99
North Star II       November 10, 2005       4,080              $3.99
North Star II       November 10, 2005       5,000              $4.00
North Star II       November 25, 2005       1,200              $4.07
North Star II       November 25, 2005       200                $4.14
North Star II       November 25, 2005       300                $4.15
North Star II       November 25, 2005       5,000              $4.15
North Star II       November 25, 2005       4,500              $4.16
North Star II       November 25, 2005       4,910              $4.16
North Star II       November 28, 2005       1,385              $4.00
North Star II       November 30, 2005       1,030              $4.00
North Star II       December 1, 2005        2,307              $4.00
North Star II       December 8, 2005        6,966              $4.00
North Star II       December 30, 2005       50,500             $4.15

Explorer            December 30, 2005       7,500              $4.15

         In addition to the foregoing, North Star acquired 144,563 shares of Common Stock from Offshore on January 3, 2006 at an average price per share of $4.18.

         (d) No person, other than each of the members of the North Star Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         THE RESPONSE TO ITEM 7 OF THE ORIGINAL 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

Exhibit 1 Joint Filing Agreement, dated as of January 9, 2006, among North Star, North Star II, Explorer, Advisors and Mr. Jones.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 9, 2006          NORTH STAR PARTNERS, L.P.

                                 By: NS Advisors, LLC
                                     General Partner

                                 By: /s/ Andrew R. Jones
                                     -------------------------------------------
                                     Andrew R. Jones, Managing Member


                                 NORTH STAR PARTNERS II, L.P.

                                 By: NS Advisors, LLC
                                     General Partner

                                 By: /s/ Andrew R. Jones
                                     -------------------------------------------
                                     Andrew R. Jones, Managing Member


                                 CIRCLE T EXPLORER MASTER LIMITED

                                 By: NS Advisors, LLC
                                     Portfolio Manager

                                 By: /s/ Andrew R. Jones
                                     -------------------------------------------
                                     Andrew R. Jones, Managing Member


                                 NS ADVISORS, LLC


                                 By: /s/ Andrew R. Jones
                                     -------------------------------------------
                                     Andrew R. Jones, Managing Member


                                 /s/ Andrew R. Jones
                                 -----------------------------------------------
                                 Andrew R. Jones, Individually